Fresenius Medical Care
AG & Co. KGaA
U.S. Securities and Exchange Commission
100 F Street, N.E.	POB
Washington, DC 20549	61346 Bad Homburg
Germany
www.fmc-ag.com

February 26, 2013

Re:                             Notice of Disclosure Filed in Exchange Act Annual Report Under Section
219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and
Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fresenius Medical Care AG & Co. KGaA has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 26, 2013. Such disclosure begins on page 40 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Michael Brosnan
Chief Financial Officer and member of the Management Board of the General Partner

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0

Registered Office and Commercial Register: Hof an der Saale, HRB 4019, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Dr. Emanuele Gatti, Ronald Kuerbitz, Dr. Rainer Runte,

Kent Wanzek, Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501